Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 2, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Nuveen Unit Investment Trust, Series 137

Nuveen NWQ Global Dividend Portfolio, 2Q 2016

File Nos. 333-210656 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Trusts, Series 137, filed on May 25, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen NWQ Global Dividend Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The filing states that the Trust uses country of incorporation to determine if a security is of a “non-U.S.” company. Please advise us how using country of incorporation satisfies the requirement that an investment must be “economically tied” to the non-U.S. company. See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

Response: In the referenced release under the section titled “Names Indicating an Investment Emphasis in Certain Countries or Geographic Regions,” the release states that the adopted Rule 35d-1 “requires that an investment company with a name that suggests that it focuses its investments in a particular country or geographic region adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name” and that the specific criteria used to select investments that meet this standard must be disclosed. The release elaborates on this point by stating that the proposing release would have required investment companies to invest in securities that meet one of the following three criteria: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region. Because the release only requires one of the three criteria to be satisfied, the Trust believes that country of incorporation falls under the first criteria and satisfies the requirement that an investment must be “economically tied” to the non-U.S. company.

Selection of Portfolio Securities (p. 3)

2. The filing states that the Trust’s initial universe consists of “all global equities in excess of $1 billion in market capitalization.” Please revise to specifically define the initial universe.

Response: The first sentence of this section will be revised to state: “The initial universe consists of all listed global equities in excess of $1 billion in market capitalization.”

Principal Risks (p. 4)

3. The response letter dated May 25, 2016, stated that the Trust does not intend to focus on investing in companies operating in Europe. If the final portfolio does not include a high investment in companies operating in Europe, please remove the risk disclosure under “The Trust invests in securities issued by companies operating in Europe.”

Response: The Trust will remove the risk disclosure if the final portfolio does not include a high investment in companies operating in Europe.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren